Altimo Group Corp.
Józefa Bema 6A
Bydgoszcz, 85-001, Poland
Telephone: +48 601 212 388
altimogroupcorp@gmail.com

September 11, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: H.Roger Schwall, Assistant Director

Re:	Altimo Group Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed September 11, 2013 File No. 333-188401

Dear Mr. Schwall:

Altimo Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 4 to the registration statement on Form S-1 (the "Amendment") in response to the Commission's comments, dated September 6, 2013, with reference to Amendment No. 3 to the Company's registration statement on Form S-1 filed with the Commission on September 6, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Financial Statements for Fiscal Quarter Ended June 30, 2013, page F-11

Statements of Cash Flows, page F-16

1.
We note the following apparent errors on page F-16 that you will need to address, (i) the beginning cash balance for the interim period should correspond to the amount reported on page F-4, (ii) if the amount reported as changes in assets and liabilities in the cumulative column corresponds to the increase in fixed assets, this should not appear as a reconciling item, (iii) if the accounts payable on your Balance Sheet as of June 30, 2013 corresponds to the increase in fixed assets, the investing cash flows for the interim period would be zero, and for the cumulative period as reported on page F-7, and (iv) the summations need to be verified for mathematical accuracy. In addition to the foregoing, please add note disclosure of the terms of your liability for the equipment deposits if applicable.

Respond: The financial statements for the fiscal quarter ended June 30, 2013 included in the Amended Registration Statement have been revised in accordance with the comments of the Commission. Disclosure of the liability for equipment deposits has been added to Footnote 5.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and email addresses.

Very truly yours,

/s/ Marek Tomaszewski
Marek Tomaszewski